[redacted]

11021811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response.........	12.00

ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC Mail Processing
Section
MAY 27 2011
Washington, DC
110

SEC FILE NUMBER
8-46109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Centurion Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1282 Pacific Oaks Place
(No. and Street)

Escondido, California 92029-2900
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth W. Elsberry (760) 471-8536
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:3

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kenneth W. Elsberry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Institutional Services, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MELISSA FRASER
COMM #1885950
Notary Public · California
San Diego County
My Comm. Expires Apr. 16, 2014
NR01

Kenneth W. Elsberry
Signature

CHIEF FINANCIAL OFFICER
Title

Melissa Fraser
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

Report Of Independent Registered Public Accounting Firm

Board of Directors
Centurion Institutional Services, Inc.

We have audited the accompanying statements of financial condition of Centurion Institutional Services, Inc. (a wholly-owned subsidiary of CENTURION Counsel, Inc.) as of March 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Institutional Services, Inc. at March 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

San Diego, California
May 13, 2011

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Financial Condition

March 31, 2011 and 2010

ASSETS

	2011	2010
Cash	$ 47,178	$ 27,234
Receivables	-	211
Due from affiliates	3,391	12,911
Prepaid expenses and other	2,964	2,969
	$ 53,533	$ 43,325

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities		
Accounts payable and accrued expenses	$ 7,841	$ 2,046
Due to clearing broker	15,481	9,827
Due to affiliates	777	-
	24,099	11,873
Stockholder's equity		
Preferred stock, no par value; 5,000 shares authorized; none issued and outstanding	-	-
Common stock, no par value; 45,000 shares authorized; 1,000 shares issued and outstanding	14,000	14,000
Additional paid-in capital	123,071	98,070
Accumulated deficit	(107,637)	(80,618)
Total stockholder's equity	29,434	31,452
	$ 53,533	$ 43,325

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Operations

Years Ended March 31, 2011 and 2010

	2011	*2010*
Revenues		
Commissions	$ 20,519	$ 5,688
Interest and investment income	2,121	1,682
Other	3,471	2,725
Total revenues	26,111	10,095
Expenses		
Commissions and clearing	2,632	1,674
Compensation and employee benefits	31,862	720
Communication and postage	11,660	12,434
Professional and other services	10,880	8,691
Licenses and registrations	6,848	8,181
Occupancy	6,679	7,951
Other expenses	581	496
Total expenses	71,142	40,147
Loss before income tax benefit	(45,031)	(30,052)
Income tax benefit	18,012	12,021
Net loss	$(27,019)	$(18,031)

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended March 31, 2011 and 2010

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, April 1, 2009	$14,000	$ 78,071	$ (62,587)
Capital contribution	-	19,999	-
Net loss	-	-	(18,031)
Balance, March 31, 2010	14,000	98,070	(80,618)
Capital contribution	-	25,001	-
Net loss	-	-	(27,019)
Balance, March 31, 2011	$14,000	$123,071	$(107,637)

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Cash Flows

Years Ended March 31, 2011 and 2010

	2011	*2010*
Cash flows from operating activities		
Net loss	$(27,019)	$(18,031)
Adjustments to reconcile net loss to net cash from operating activities		
Changes in operating assets and liabilities		
Receivables	211	230
Due from affiliates	10,297	(10,596)
Prepaid expenses and other	5	292
Accounts payable and accrued expenses	5,795	(3,392)
Due to clearing broker	5,654	8,292
Net cash from operating activities	(5,057)	(23,205)
Cash flows from investing activities		
Securities owned	-	22,899
Cash flows from financing activities		
Capital contribution	25,001	19,999
Net increase in cash	19,944	19,693
Cash, beginning of year	27,234	7,541
Cash, end of year	$ 47,178	$ 27,234
Supplemental disclosure of cash flow information:		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Centurion Institutional Services, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

The Company is a wholly-owned subsidiary of CENTURION Counsel, Inc. ("CCI"). And by common ownership, the Company is also related to PIM Financial Services, Inc.; Bishop-Crown Investment Research, Inc.; and CHG Properties, Inc.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Income Taxes. The Company files consolidated federal and state income tax returns with CI Holding Group, Inc. and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company's customers are the clients of certain affiliates. If the financial condition and operations of the customers of those affiliates deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of its customers' financial condition. Provisions are established for estimated credit losses.

Financial Instruments. The carrying values reflected in the statements of financial condition at March 31, 2011 and 2010 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

2. PREFERRED STOCK

The Company is authorized to issue preferred stock which shall have no voting rights, but shall have a preference in dividends and liquidation. At March 31, 2011, no preferred stock has been issued.

3. RELATED PARTY TRANSACTIONS

Common expenses of the Company, its parent, and its affiliates, including compensation and benefits, rent, insurance, utilities, and office supplies were generally paid by certain affiliated companies and allocated among the group based on such factors as labor hours and square footage. The Company was allocated costs of $2,886 in fiscal 2011 and $3,985 in fiscal 2010.

Effective December 1, 2010, the Company entered into a Gross Lease for Multi-Lease Building agreement with NetREIT, Inc. for 178.69 square feet of office space for a term of three years at a base rate of $2.35. The Company paid $1,680 rent during the fiscal year 2011.

4. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2011	*2010*
"Expected" federal income tax benefit	$15,311	$10,128
State income tax benefit, net	2,701	1,893
	$18,012	$12,021

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at March 31, 2011 and 2010.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2011 was 1.33 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2011, the Company had net capital of $18,079 which was $13,079 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K (2) (ii) of SEC Rule 15c3-3 to exempt them from the provisions of these rules.

*****

CENTURION INSTITUTIONAL SERVICES, INC.
(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

March 31, 2011

Total stockholder's equity	$29,434
Less non-allowable assets	
Due from affiliates	3,391
Prepaid expenses and other	2,964
Net capital before haircuts on security positions	23,079
Less haircuts on security positions	
Excess insurance deductible	5,000
Net capital	$18,079
Total aggregate indebtedness	$24,099
Ratio of aggregate indebtedness to net capital	1.33
Minimum net capital required	$ 5,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at March 31, 2011.

Independent Auditor's Report On Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Centurion Institutional Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Centurion Institutional Services, Inc. (the "Company") as of for the year ended March 31, 2011, in accordance with the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
May 13, 2011

CENTURION INSTITUTIONAL SERVICES, INC.
(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2011 and 2010

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

CENTURION INSTITUTIONAL SERVICES, INC.
(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2011 and 2010

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

SEC Mail Processing
Section

MAY 27 2011

Washington, DC
110

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

SIPC Supplemental Report

Board of Directors
Centurion Institutional Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Centurion Institutional Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
May 13, 2011

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended March 31, 2011

Total revenue	$ 26,111
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(5,960)
SIPC net operating revenues	$ 20,151
General assessment @ .0025	$ 50
Less payments	
October 22, 2010	(150)
Assessment balance carried forward	$ 100